January 2, 2026

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Nouveau Monde Graphite Inc.
Request to Withdraw Registration Statement on Form F-10 dated August 15, 2025 (File No. 333-289648)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form F-10 (SEC File No. 333-289648), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on August 15, 2025.

No securities have been sold or will be sold pursuant to the Registration Statement and the corresponding filing has not gone effective in Canada. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors and the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

The Registrant has filed a subsequent Registration Statement on Form F-10 dated November 25, 2025 (File No. 333-291778) (the “November Registration Statement”). In accordance with Rule 457(p), all fees were offset against the November Registration Statement.

Please provide a copy of the order granting withdrawal via email to our counsel, James Guttman of Dorsey & Whitney LLP, at guttman.james@dorsey.com.

If you have any questions or require additional information, please do not hesitate to contact James Guttman, our counsel, at (416) 367-7376.

Sincerely,

Nouveau Monde Graphite Inc.

/s/ Éric Desaulniers

Name: Éric Desaulniers

Title: President & CEO

cc:	Éric Desaulniers, Nouveau Monde Graphite Inc.

James Guttman, Dorsey & Whitney LLP